EXHIBIT 20.2

First Quarter 2003

Earnings Conference Call Script
April 22, 2003
9:00 am Central Standard Time

PATRICIA A. BERGERON

VICE PRESIDENT, INVESTOR AND CORPORATE RELATIONS

Good morning and thank you for joining the Thomas & Betts Corporation First Quarter 2003 conference call and webcast. My name is Tricia Bergeron.

If you have not gotten a copy of our earnings release — which was released last evening after the market close — you can find it on our website, www.tnb.com. Also on our website, you will find recent and archived press releases, conference call scripts and SEC filings.

In light of the new disclosure rules adopted by the Securities and Exchange Commission, our comments today will reference only our financial results as presented in accordance with Generally Accepted Accounting Principles (GAAP).

Today’s call is being webcast and recorded. The telephone replay will be available through 12:00 midnight on Thursday, April 24, 2003. The number to access the replay is (402) 220-1173. The conference call replay is open to all listeners and requires no registration or password. The recorded webcast will also be archived on our website.

Kevin Dunnigan, Thomas & Betts chairman and chief executive officer, will open our discussion today, followed by John Murphy, senior vice president and chief financial officer.

Also with us today is Dominic Pileggi, president and chief operating officer of the corporation.

Following Mr. Murphy’s remarks, we will open the call up for questions.

T. KEVIN DUNNIGAN

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Good morning and thank you for joining us.

In my comments today, I’ll review the business highlights and trends for the quarter just ended. John Murphy will then review the financials.

As we noted in our release, we continue to operate in very challenging economic conditions. Our core markets — commercial, industrial and utility construction, and industrial and utility MRO — remain very depressed. Capital investment drives demand in these markets and, unfortunately, the prolonged hiatus in business investment shows no sign of abating.

In addition, demand by the utility sector — which was reasonably healthy throughout the first half of 2002 — has dropped considerably as utilities wait for a more favorable investment climate

TNB IQ03 Earnings
Conference Call Script

to pursue expansion projects. The decline in this sector was the major reason for the year-over-year decrease in our quarterly sales.

Results in our Steel Structures segment — where we are a leader in providing engineered poles and towers used for power transmission and distribution — clearly show the magnitude of the decline in those markets. Steel Structures sales were off by nearly 40 percent in the first quarter versus last year, while segment earnings were off from the prior year by almost twice that number, due to reduced manufacturing absorption.

Our Electrical segment, which includes sales of our market-leading Elastimold® brand of high-voltage connectors and switchgear, was also adversely impacted by the decline in utility sector demand. We do not expect to see a full recovery in the utility market before 2004 at the earliest.

Looking at the other pieces of our Electrical segment, overall demand has stabilized somewhat, albeit at a very low level.

We have, however, seen a shift in buying patterns. Distributors, who are focused on managing working capital while riding out the economic squall, are placing spot orders based on regional activity rather than building inventory. As a result, we believe that distributor inventories are now at an all-time low.

Smaller, more frequent orders mean that distributors can reduce inventory, but it also adds a layer of complexity in how they manage their business and may jeopardize their ability to provide competitive service.

Thomas & Betts is uniquely positioned to leverage this change in buying patterns. In addition to providing a broad portfolio of market-leading brands, we offer “one-order, one-shipment, one-invoice” service. “One-order, one-shipment one-invoice” service means less hassle and lower costs for distributors. It simplifies life for the distributor while helping them maintain high-quality service and on-time delivery for the end-user.

We believe that the breadth of our portfolio and the strength of our service are the reasons we were able to hold our commercial and industrial electrical product sales essentially flat first quarter over first quarter, despite very weak demand and intensified pricing pressure in key product lines.

Over the course of our turnaround the past two and a half years, we have spoken at length about our efforts to reduce costs and improve productivity in all areas of our business. Unfortunately, the low sales volume continues to limit the positive impact from these efforts, including the program to revitalize our core electrical manufacturing operations undertaken in 2002.

Looking forward to the remainder of 2003, market activity in the first quarter has strengthened our belief that our businesses will not get much help from the economy this year. We do, however, expect to show improved net earnings on a full-year basis as we realize savings from the manufacturing consolidation program.

Second quarter net earnings should be stronger than the first quarter, reflecting the normal seasonality in our Electrical segment.

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Conference Call Script

Thank you for your continued interest in Thomas & Betts. And I will now turn the call over to John Murphy.

JOHN P. MURPHY

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Thank you, Kevin, and good morning.

Net sales in the first quarter were $311.5 million, down nine percent over the first quarter last year. As Kevin noted, the key reason for the decrease was the decline in demand by the utility sector.

Net earnings were $5 million in the quarter just ended versus a net loss of $56 million in the first quarter of 2002. Last year’s first quarter results included a $45 million goodwill impairment charge for our HVAC segment.

The weaker U.S. dollar — particularly vis-à-vis the Canadian dollar and Euro — favorably impacted sales by approximately $7 million in the quarter.

Our gross margin in the quarter was 27.3 percent of sales, an improvement over the same period last year, which included $11 million in charges related to restructuring our electrical manufacturing operations. We expect to show further improvement in the gross margin when higher sales volumes allow us to realize the full extent of savings from the manufacturing consolidation undertaken last year.

Selling, general and administrative expense was essentially flat year over year in dollar terms and slightly higher as a percent of sales due to low sales levels. We continue to tightly manage spending and to seek opportunities to improve efficiency in all aspects of our business.

Taxes in the first quarter include a $2 million benefit resulting from the favorable completion of a tax audit for the years 1996-2001 and a corresponding reduction in U.S. tax exposure. As previously indicated, we expect an underlying effective tax rate of approximately 27 percent for 2003.

On our year-end conference call in February, we noted that we had just paid off $60 million in debt out of available cash. This reduced cash and cash equivalents to $117 million at the end of the first quarter. We saw the benefit of reducing our debt in lower interest expense in the first quarter. Given the debt repayment and the normal schedule of payments due in the first quarter, our cash performance was in line with our expectations at quarter end.

At the end of the first quarter, we reclassified approximately $28 million of assets from the balance sheet line Other Current Assets to Property, Plant and Equipment and approximately $13 million to Inventories. These assets, totaling approximately $41 million, had been previously classified as held for sale and the reclassification reflects the company’s decision to no longer actively pursue the sale of these product lines.

Inventories at quarter end were $208 million, up $25 million, largely as a result of the aforementioned asset reclassification. Increases in our HVAC and Electrical segments and the weaker U.S. dollar also impacted net inventories.

The fourth quarter is typically the strongest sales period for our industrial heaters business, and consequently, the period when HVAC segment inventory is at its lowest. In the first quarter, this business begins to build inventory in preparation for the next year’s selling cycle.

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Conference Call Script

In our Electrical segment, we saw a modest increase in inventory in the first quarter in preparation for the anticipated seasonal pick up in construction markets in the second quarter.

Capital spending in the first quarter totaled $6 million while depreciation and amortization was $12 million. For the full year, we expect capital spending to be in the $30 to $35 million range, while depreciation and amortization is projected to be approximately $55 million.

In conclusion, as Kevin said, we expect our second quarter earnings to be stronger than the first quarter. Looking at the full year 2003, we expect to show considerable year-over-year improvement in net earnings and to produce solid cash flow.

Thank you. And I will now turn the call back to Tricia.

PATRICIA A. BERGERON

VICE PRESIDENT, INVESTOR AND CORPORATE RELATIONS

Before opening the call up for questions, I’d like to make a couple of additional comments.

Our prepared and informal comments contain time-sensitive information that is accurate only as of the date of today’s live broadcast, April 22, 2003. Furthermore, these comments may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to risks and uncertainties in our operating and economic environment and actual results could differ materially. Detail regarding these uncertainties can be found in Thomas & Betts Corporation’s current, quarterly and annual filings with the Securities and Exchange Commission.

This call is the property of Thomas & Betts Corporation. Any redistribution, retransmission, or rebroadcast of this call in any form without the express written consent of Thomas & Betts Corporation is strictly prohibited.

I’d like to remind listeners who may have joined the call late that today’s webcast will be archived on our website. It is also being recorded and will be available for replay through Thursday, April 24, 2003. The replay number is (402) 220-1173. No password is required.

Thank you. We’ll now open the call up for questions.

TNB IQ03 Earnings
Conference Call Script